UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Rockwell Medical, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 22, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,163,514
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,163,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%
14	TYPE OF REPORTING PERSON

IA, CO

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		164,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

164,841
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		29,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

29,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		194,643
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

194,643
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		42,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

42,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

6

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		371,055
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		70,350
PERSON WITH	9	SOLE DISPOSITIVE POWER

371,055
	10	SHARED DISPOSITIVE POWER

5,233,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,604,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,684
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		76,485
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,684
	10	SHARED DISPOSITIVE POWER

5,239,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,280,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Norman J. Ravich Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		44,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

44,400
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Norman and Sally Ravich Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Alexander Coleman Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Alyssa Danielle Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Mark H. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		419,150
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

419,150
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

419,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 774374102

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement, as defined and described in Item 4 below, the Reporting Persons executed a Termination of Joint Filing Agreement. In connection with the Termination of Joint Filing Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference, each of the undersigned to that certain Joint Filing Agreement, dated August 25, 2017, are no longer members of a Section 13(d) group, and Mr. Ravich and the Ravich Trusts (collectively, the “Ravich Parties”) shall cease to be Reporting Persons immediately after the filing of this Amendment No. 8 to the Schedule 13D. The remaining Reporting Persons (collectively, the “Richmond Parties”) will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. The Richmond Parties have entered into a Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held in the Separately Managed Accounts and purchased by each of RBI PI, RBI PII, the RBI Plan and the Ravich Trusts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 5,163,514 Shares held by the Separately Managed Accounts is approximately $30,726,614, excluding brokerage commissions. The aggregate purchase price of the 164,841 Shares owned directly by RBI PI is approximately $1,099,401, excluding brokerage commissions. The aggregate purchase price of the 29,802 Shares owned directly by RBI PII is approximately $175,072, excluding brokerage commissions. The aggregate purchase price of the 42,100 Shares owned directly by the RBI Plan is approximately $285,375, excluding brokerage commissions. The aggregate purchase price of the 44,400 Shares owned directly by the NJR Trust is approximately $239,316, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares owned directly by the ACR Trust is approximately $181,750, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares owned directly by the ADR Trust is approximately $183,000, excluding brokerage commissions. The aggregate purchase price of the 10,000 Shares owned directly by the NSR Trust is approximately $74,000, excluding brokerage commissions.

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 204,662 Shares beneficially owned by Mr. Richmond, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son, is approximately $890,826, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 75,069 Shares beneficially owned by Mr. Curfman, including the 34,385 Shares directly owned by his spouse, is approximately $466,289, excluding brokerage commissions.

14

CUSIP NO. 774374102

The Shares purchased by Mr. Ravich were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 314,750 Shares owned directly by Mr. Ravich is approximately $2,281,400, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 22, 2017, the Reporting Persons entered into a settlement and standstill agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, the Issuer agreed to appoint, after reasonably consulting with the Richmond Parties, one additional member (the “Additional Director”) to its Board of Directors (the “Board”) no later than February 15, 2018. The Issuer also agreed to certain corporate governance changes, including that (i) John G. Cooper or the Additional Director shall be named as the Lead Independent Director no later than February 15, 2018, (ii) a new director (other than the current Chairperson) shall be named as Chairperson of the Governance and Nominating Committee no later than December 7, 2017 and (iii) the Board shall not increase in size beyond seven members during the Standstill Period (as defined below) without the approval of at least four Board members.

Pursuant to the Agreement, the Issuer and the Reporting Persons agreed to jointly submit to the United States District Court for the Eastern District of Michigan a stipulation seeking to voluntarily dismiss the action styled as Rockwell Medical, Inc. v. Richmond Brothers, Inc., et al., Case No. 17-cv-10757 in its entirety and with prejudice. The Issuer and the Reporting Persons also agreed to a release of claims against one another for matters occurring prior to the date of the Agreement.

Pursuant to the Agreement, the Reporting Persons are subject to certain customary standstill restrictions from the date of the Agreement until the earlier to occur of (i) December 31, 2018 or (ii) thirty days prior to the deadline established pursuant to the Issuer’s Bylaws for the submission of shareholder nominations for directors at the 2019 annual meeting of shareholders (the “Standstill Period”); provided, however, that the Standstill Period shall terminate on February 15, 2018 in the event that the Additional Director is not appointed to the Board prior to such date. During the Standstill Period, the Reporting Persons also agreed to vote their Shares (i) in favor of the election of the directors nominated by the Board; (ii) against any proposals or resolutions to remove any member of the Board (unless supported by the Board); and (iii) in accordance with the Board’s recommendations for each and every other proposal by the Board subject to a shareholder vote at such meeting; provided, however, in the event that Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) recommend otherwise with respect to any proposals (other than the election or removal of directors or a plan for equity-based compensation that is an Independent Director Approved Plan (as defined in the Agreement)), the Reporting Persons shall be permitted to vote in accordance with the ISS and Glass Lewis recommendation (with the Ravich Parties having the further requirement that Mr. Ravich must also have voted contrary to the Board’s recommendation at the applicable Board meeting); provided, further, that the Reporting Persons shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer requiring a vote of shareholders of the Issuer. During the Standstill Period, the Richmond Parties agreed not to acquire beneficial ownership over more than 12.0% of the outstanding Shares and the Ravich Parties agreed not to acquire beneficial ownership over more than 2.0% of the outstanding Shares.

During the Standstill Period, the Issuer and the Reporting Persons have also mutually agreed not to publicly criticize, disparage, call into disrepute, or otherwise defame or slander one another.

15

CUSIP NO. 774374102

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,761,040 Shares outstanding as of October 31, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

A.	Richmond Brothers
(a)	As of the close of business on November 24, 2017, 5,163,514 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 5,163,514 Shares held in the Separately Managed Accounts.

Percentage: Approximately 10.0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,163,514 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer through the Separately Managed Accounts by Richmond Brothers during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	RBI PI
(a)	As of the close of business on November 24, 2017, RBI PI beneficially owned 164,841 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PI has not entered into any transactions in the securities of the Issuer during the past sixty days.
C.	RBI PII
(a)	As of the close of business on November 24, 2017, RBI PII beneficially owned 29,802 Shares.

Percentage: Less than 1%

16

CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 29,802
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 29,802
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PII has not entered into any transactions in the securities of the Issuer during the past sixty days.
D.	RBI Manager
(a)	As the manager of RBI PI and RBI PII, RBI Manager may be deemed the beneficial owner of the (i) 164,841 Shares owned by RBI PI and (ii) 29,802 Shares owned by RBI PII.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 194,643
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 194,643
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Manager has not entered into any transactions in the securities of the Issuer during the past sixty days.
E.	RBI Plan
(a)	As of the close of business on November 24, 2017, the RBI Plan beneficially owned 42,100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 42,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,100
4. Shared power to dispose or direct the disposition: 0

(c)	The RBI Plan has not entered into any transactions in the securities of the Issuer during the past sixty days.
F.	Mr. Richmond
(a)	As of the close of business on November 24, 2017, Mr. Richmond beneficially owned 204,662 Shares, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 5,163,514 Shares held in the Separately Managed Accounts, (ii) 164,841 Shares owned by RBI PI, (iii) 29,802 Shares owned by RBI PII and (iv) 42,100 Shares owned by the RBI Plan.

Percentage: Approximately 10.8%

17

CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 371,055
2. Shared power to vote or direct vote: 70,350
3. Sole power to dispose or direct the disposition: 371,055
4. Shared power to dispose or direct the disposition: 5,233,864

(c)	Mr. Richmond has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer through the Separately Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Mr. Curfman
(a)	As of the close of business on November 24, 2017, Mr. Curfman beneficially owned 75,069 Shares, including 34,385 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 5,163,514 Shares held in the Separately Managed Accounts and (ii) 42,100 Shares owned by the RBI Plan.

Percentage: Approximately 10.2%

(b)	1. Sole power to vote or direct vote: 40,684
2. Shared power to vote or direct vote: 76,485
3. Sole power to dispose or direct the disposition: 40,684
4. Shared power to dispose or direct the disposition: 5,239,999

(c)	Mr. Curfman has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer through the Separately Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	NJR Trust
(a)	As of the close of business on November 24, 2017, the NJR Trust beneficially owned 44,400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 44,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,400
4. Shared power to dispose or direct the disposition: 0

(c)	The NJR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.
I.	NSR Trust
(a)	As of the close of business on November 24, 2017, the NSR Trust beneficially owned 10,000 Shares.

Percentage: Less than 1%

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CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	The NSR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.
J.	ACR Trust
(a)	As of the close of business on November 24, 2017, the ACR Trust beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The ACR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.
K.	ADR Trust
(a)	As of the close of business on November 24, 2017, the ADR Trust beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The ADR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.
L.	Mr. Ravich
(a)	As of the close of business on November 24, 2017, Mr. Ravich directly beneficially owned 314,750 Shares. In addition, as the trustee of each of the Ravich Trusts, Mr. Ravich may be deemed the beneficial owner of the (i) 44,400 Shares owned by the NJR Trust, (ii) 10,000 Shares beneficially owned by the NSR Trust, (iii) 25,000 Shares owned by the ACR Trust and (iv) 25,000 Shares owned by the ADR Trust.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 419,150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 419,150
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ravich has not entered into any transactions in the securities of the Issuer during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 22, 2017, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On November 22, 2017, the Reporting Persons terminated that certain Joint Filing Agreement, dated August 25, 2017. A copy of the Termination of Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

On November 27, 2017, the Richmond Parties entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Settlement and Standstill Agreement, dated November 22, 2017.
99.2	Termination of Joint Filing Agreement, dated November 22, 2017.
99.3	Joint Filing Agreement, dated November 27, 2017.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2017

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

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/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

Norman J. Ravich Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alexander Coleman Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alyssa Danielle Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Norman and Sally Ravich Family Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

/s/ Mark H. Ravich
Mark H. Ravich

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SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Sale of Common Stock	(871)	7.5176	09/25/2017
Sale of Common Stock	(144)	7.5300	09/25/2017
Sale of Common Stock	(774)	7.7526	09/26/2017
Sale of Common Stock	(922)	7.7686	09/26/2017
Sale of Common Stock	(398)	7.7525	09/26/2017
Sale of Common Stock	(6)	7.7200	09/27/2017
Sale of Common Stock	(398)	7.8467	09/27/2017
Sale of Common Stock	(65)	7.7200	09/27/2017
Sale of Common Stock	(118)	8.5603	09/28/2017
Sale of Common Stock	(558)	8.3201	09/28/2017
Purchase of Common Stock	594	8.4346	09/28/2017
Purchase of Common Stock	595	8.4107	09/28/2017
Sale of Common Stock	(106)	8.5800	09/28/2017
Purchase of Common Stock	615	8.1201	10/03/2017
Sale of Common Stock	(7)	7.8700	10/04/2017
Purchase of Common Stock	256	7.8133	10/05/2017
Sale of Common Stock	(202)	7.4000	10/09/2017
Purchase of Common Stock	281	7.1250	10/11/2017
Purchase of Common Stock	421	7.1646	10/13/2017
Purchase of Common Stock	424	7.0607	10/16/2017
Purchase of Common Stock	144	6.9676	10/18/2017
Purchase of Common Stock	407	7.3600	10/20/2017
Sale of Common Stock	(130)	6.9200	10/23/2017
Sale of Common Stock	(72)	7.0779	10/23/2017
Purchase of Common Stock	282	7.1078	10/23/2017
Sale of Common Stock	(68)	7.0879	10/23/2017
Sale of Common Stock	(10)	7.1289	10/23/2017
Sale of Common Stock	(86)	7.0616	10/23/2017
Purchase of Common Stock	458	6.5200	10/24/2017
Sale of Common Stock	(112)	6.6800	10/24/2017
Purchase of Common Stock	318	6.2810	10/25/2017
Purchase of Common Stock	331	6.0375	10/27/2017
Sale of Common Stock	(199)	6.1045	10/30/2017
Sale of Common Stock	(17)	6.0018	10/30/2017
Purchase of Common Stock	1,301	6.1400	10/31/2017
Sale of Common Stock	(79)	6.0531	10/31/2017
Sale of Common Stock	(4)	6.0500	10/31/2017
Purchase of Common Stock	861	5.7733	11/06/2017
Sale of Common Stock	(250)	5.6932	11/06/2017
Purchase of Common Stock	356	5.6284	11/07/2017

CUSIP NO. 774374102

Purchase of Common Stock	359	5.5798	11/07/2017
Purchase of Common Stock	1,385	5.7890	11/08/2017
Purchase of Common Stock	355	5.6200	11/08/2017
Purchase of Common Stock	181	5.5115	11/08/2017
Purchase of Common Stock	319	6.2704	11/13/2017
Purchase of Common Stock	159	6.2921	11/15/2017
Purchase of Common Stock	152	6.5600	11/16/2017
Purchase of Common Stock	152	6.5622	11/16/2017
Sale of Common Stock	(24)	6.4079	11/20/2017
Purchase of Common Stock	303	6.6104	11/21/2017
Purchase of Common Stock	303	6.5939	11/21/2017
Purchase of Common Stock	303	6.5889	11/21/2017
Sale of Common Stock	(19)	6.5614	11/21/2017
Sale of Common Stock	(185)	6.5799	11/21/2017
Sale of Common Stock	(73)	6.5564	11/22/2017
Sale of Common Stock	(3)	6.5445	11/22/2017
Sale of Common Stock	(71)	6.5719	11/22/2017
Sale of Common Stock	(20)	6.5723	11/22/2017